Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

DELTATHREE, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

24783N-10-2

(CUSIP Number)

Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
7 Giborey Israel St.
P.O.B. 8468
South Netanya Industrial Zone 42504
Israel
011-972-9-863-8488
Attn: Benjamin Broder

with a copy to:

Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street, 21st Floor
New York, New York 10005
(212) 509-5050

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

12/15/2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24783N-10-2

1	Name of Reporting Person

Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3	SEC use only

4	Source of funds (see instructions).

Not Applicable.
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐
6	Citizenship or place of organization.

Israel
	7	Sole voting power:

		1,580,000
Number of	8	Shared voting power:
shares
beneficially		0
owned by	9	Sole dispositive power:
each reporting
person with:		1,580,000
	10	Shared dispositive power:

		0
11	Aggregate amount beneficially owned by each reporting person.

1,580,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

☐
13	Percent of class represented by amount in Row (11).

4.8%
14	Type of reporting person (see instructions).

CO

* Such percentage is based on Atarey Hasharon’s ownership of 1,580,000 shares of the Class A Common Shares of the Company, and is calculated on the basis of 32,870,105 outstanding shares of the Company’s Class A Common Stock on November 17, 2008, as reported on the Company’s Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2008.

Item 1. Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Shares"), of Deltathree, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 419 Lafayette Street, New York, NY 10003.

Item 2. Identity and Background.

(a) This statement is filed by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey Hasharon").

(b) The address of the principal business and office of Atarey Hasharon is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel.

(c) Investment holding Company.

(d) During the last five years, neither Atarey Hasharon, nor to the best knowledge of its principal shareholders, executive officers or directors (such shareholders, officers and directors, collectively "Affiliates"), has Atarey Hasharon or any of such Affiliates been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Atarey Hasharon nor, to the best of knowledge of its respective Affiliates, has Atarey Hasharon or any of its Affiliates been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Atarey Hasharon acquired its ownership interest in Deltathree in order to obtain a significant interest in the Company for investment purposes. Atarey Hasharon engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of Class A Common Shares or other securities of the Company, or to engage in discussions regarding and determine to effect other transactions involving the Company.

In connection with the above-referenced periodic review of its portfolio investments, Atarey Hasharon disposed of 10,347,677 of its Class A Common Shares on December 15, 2008.

The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

Except as set forth hereinabove, Atarey Hasharon has no other plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Atarey Hasharon owns 1,580,000 Class A Common Shares of the Company, which equals 4.8% of the Company’s 32,870,105 outstanding shares as of November 17, 2008, as reported on the Company’s Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2008.

(b) See Item 5 Paragraph (a) above.

(c) Atarey Hasharon disposed of 10,347,677 of its Class A Common Shares on December 15, 2008.

(d) None.

(e) December 15, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item and under Item 3 and Item 4 of this Statement, to the best respective knowledge of Atarey Sharon, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement by and between Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. and Abraham Liv-Tal, dated as of December 15, 2008.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.

Date: December 31, 2008

/s/ Benjamin Broder
Name: Benjamin Broder
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).